Mail Room 4561

February 2, 2007

Jon R. Latorella
President and Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, MA 01915

> **Re: LocatePLUS Holdings Corporation**
> **Amendment No. 1 to Form SB-2**
> **Filed January 4, 2007**
> **File No. 333-138311**
>
> **Forms 10-QSB for the quarterly periods ended**
> **March 31, June 30 and September 30, 2006**
> **File No. 0-49957**

Dear Mr. Latorella:

   We have reviewed your amended filing and response and have the following comments. Please note that all references to prior comments relate to our comment letter dated November 28, 2006.

Cover Page

1. Please update the trading price information as of the most recent practicable date.

2. Please remove the reference to par value on the cover page and revise the paragraph relating to risk factors to state the correct page number. Finally, delete the sentence that begins "The sole seller is Dutchess . . ." as it is duplicative of the information already disclosed on this page.

Risk Factors, page 3

If we fail to maintain effective internal controls over financial reporting, page 9

3. Please see prior comments 17 and 18. We note that you intend to amend your Forms 10-QSB in response to our prior comments. To the extent that the following comment applies to the Item 3 disclosures in your quarterly reports, please make corresponding

revisions. Note that the amended Forms 10-QSB must comply with the requirements of Items 307 and 308(c) of Regulation S-B.

4. Please revise the risk factor subheading so that it focuses on the status of your disclosure controls and procedures, the disclosure requirements for which are applicable to you at this time. Alternatively, add a separate risk factor focusing solely on your disclosure controls and procedures. Note that you must provide a conclusion of management that the disclosure controls and procedures either "are" or "are not" effective. We note your statement that your disclosure controls and procedures "may not be effective" for the nine months ended September 30, 2006, which is not an appropriate conclusion in response to Item 307 of Regulation S-B. To the extent the remedial measures taken to address your disclosure controls and procedures involved material costs to the company, they should be disclosed. Finally, we note your statement in the last paragraph that there were no changes to your internal control over financial reporting "during the current quarter." Please revise to identify more specifically the quarter to which you are referring and note the requirements of Item 308(c) of Regulation S-B as to the appropriate terminology.

Selling Security Holders, page 10

5. Please refer to prior comment 3. Please tell us, with a view to disclosure, what the net proceeds to LocatePlus were from the issuance of the debentures and any related securities.

6. We reissue prior comments 4 and 5. You continue to refer to two Dutchess entities on the cover page and in the plan of distribution and the two transactions that resulted in the issuance of the debentures. Please revise the selling security holders table to reflect that two selling shareholders to which you refer and indicating on separate lines the number of shares issuable under each debenture. Also, we are unable to locate the information regarding the natural person(s) having voting and/or investment control over the Dutchess entities. Finally, consistent with your response to comment 5, please include an affirmative statement to the effect that other than the offering and the securities held by the Dutchess entities, you have had no other material relationship with them in the past three years.

7. Please refer to prior comment 6. We reissue our prior comment in part. It appears that Dutchess will beneficially own more than 10% of the company's outstanding shares after the offering. Consistent with the requirements of Item 507 of Regulation S-B, please revise the table to disclose the percentage of outstanding shares owned after the offering.

Executive Compensation, page 28

8. Executive compensation should be provided through fiscal year 2006. See Telephone Interp. J. 8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

9. Further, please be advised that the executive compensation and related person disclosure requirements pursuant to Items 402 and 404 of Regulation S-B have been updated. <u>See generally</u> Release No. 33-8732A (September 8, 2006). Given that this registration statement was amended on January 4, 2007 and your fiscal year ended December 31, 2006, please revise these sections to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. <u>See</u> Section VII. of Release No. 33-8732A (September 8, 2006).

Principal Stockholders, page 37

10. Footnote 9 to the beneficial ownership table outlines the security ownership of the Dutchess entities, which include shares underlying warrants. Please ensure that you provide a materially complete description of the terms of the warrants here or elsewhere as appropriate.

Additional Information, page 43

11. We reissue prior comment 11. Please revise your disclosure to reflect the new address of the Commission.

12. We reissue prior comment 13. Please provide the undertaking required by paragraph (g)(1) or (2), as applicable.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or to the undersigned at 202-551-3730.
    .

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 617-227-3709</u>
        Geoffrey T. Chalmers, Esq.